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CONFIDENTIAL

December 17, 2020
CONFIDENTIAL SUBMISSION VIA EDGAR
Securities and Exchange Commission
Office of Technology
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Edwin Kim, Stephen Krikorian, Ryan Rohn and Jan Woo
Re:      Qualtrics International Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Comment Letter dated December 4, 2020
CIK No. 0001747748
Ladies and Gentlemen:
On behalf of our client, Qualtrics International Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated December 4, 2020 to the Company regarding its above-referenced amendment to draft registration statement on Form S-1, confidentially submitted to the SEC on November 20, 2020.
To facilitate your review of the Company’s responses, we have repeated each of your comments in italics followed immediately by the response of the Company to that particular comment. Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR a further amended draft registration statement on Form S-1 (the “Amended Draft Registration Statement”), revising disclosure in response to the Staff’s earlier comments and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amended Draft Registration Statement. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Draft Registration Statement.
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SHEARMAN.COM
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Draft Registration Statement on Form S-1
Business, page 97
1.We note your responses to prior comments 5 and 6 regarding your relationship with SAP with regards to your sales and marketing partnerships. Please provide more detail of your “solution selling partnership,” as described on page 108, as to how this partnership operates and how your solutions are sold to SAP's customer base. Please clarify if a significant number of your sales are based on such co-selling arrangements with SAP and if you are substantially dependent on SAP to market and sell your solutions.
In response to the Staff’s comment, the Company respectfully advises the Staff that through the partnership, SAP’s sales and marketing team does sell the Company’s solutions from time to time alongside SAP solutions as part of the product offerings to SAP’s customer base. However, the Company’s solutions are not integrated with those of SAP. The Company is not substantially dependent on SAP to market and sell its solutions and maintains an independent sales and marketing team. In addition, the Company respectfully advises the Staff that since the SAP Acquisition in January 2019, less than 15% of the Company’s new business was sourced through SAP efforts.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-13
2.Please clarify why the renewable offerings have highly variable pricing. You state that “techniques consider the individual contract’s expected renewal price” when you use estimation techniques. Please clarify whether the techniques consider other observable or non-observable data for establishing Standalone Selling Price. Further, explain why you believe that a substantive renewal rate constitutes SSP when the rates are highly variable.
In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure in question is referring to variability in pricing of renewable offerings across our customer base. The pricing at the individual customer contract- and contract renewal-level, however, does not have high variability.
For its renewable offerings, the Company performs an analysis to determine if sufficient observable prices of standalone sales fall within a sufficiently narrow range to prove pricing consistency and thus whether it is possible to establish an observable SSP within a narrow range. The analysis is performed over the population as a whole, as well as using meaningful groupings (product groups). Based on the analysis, the Company concluded that an insufficient percentage of transactions (less than 66.7% of transactions) on a cross-customer basis were priced within a narrow range (of +/- 15% around the median). As such, the Company concluded that an SSP for renewable offerings is not directly observable.

The Company then evaluated all available information for purposes of estimating an SSP for its renewable offerings. For that objective, ASC 606 includes suitable estimation methods but does not limit a company to those methods to ensure the overall objective of maximizing the use of observable inputs.

The Company evaluated which observable inputs are available and concluded that:

•an “adjusted market assessment approach” is not appropriate because the Company’s renewable offerings are not sufficiently comparable to competitors’ renewable offerings. Applying this method would require significant and complex adjustments, which would call into question whether the observable inputs from the market assessment approach are sufficient to provide reasonable evidence for the SSP of the Company’s renewable offerings; and
•the “expected cost-plus margin approach” provides useful observable inputs because the Company incurs specific costs to provide these renewable offerings and the Company makes efforts to achieve an appropriate margin. However, the pricing differential between the renewal price and an estimate derived using a cost-plus margin approach also proved to be subject to a wide range of variability across customers. It also evidenced that in the majority of cases, the Company’s renewable offerings are sold above a “cost-plus minimum margin rate.”

This observable information, however, clearly evidenced a very narrow pricing differential for renewable offerings on a contract level between the price charged for the initial term, the contractually agreed renewal price and its actual subsequent renewal. In fact, the Company’s renewal rates for renewable offerings have been consistently above 87%. Based on the most recent analysis, 88% of such renewals were executed at a price consistent with the initial term and in line with the contractually agreed renewal rate.

In considering whether a renewal rate provides observable input for the SSP, the Company considered a concept that software companies apply when establishing the SSP for renewable support offerings sold for, and in combination with, on-premise licenses. In this context, if a company has a history of observable renewals priced consistently, such renewal pricing can be taken into consideration when determining the SSP.

As such, the Company considers a contract specific renewal rate (CSRR) to provide a strong observable input for the SSP because upon renewal of a contract, the customer enters into a stand-alone transaction.

Based on that evaluation, the Company concluded that the use of a combined methodology of estimating the SSP for its renewable offerings, while maximizing the use of observable inputs, was most appropriate.

As such, the Company bases its SSP for such renewable offerings on the higher of:

•the substantive renewal rate, and
•a cost-plus minimum margin rate, aimed at ensuring that a reasonable base price will be maintained.

To qualify as a substantive renewal rate for a particular customer contract, the Company requires that the following two criteria are met:

•there is an expectation that the contract will renew at least once, when assessing the initial term in relation to the expected lifetime of the customer’s use of the offering, and
•appropriate renewal terms are included in the initial contract for the renewable offering.

As outlined above, the Company’s experience and most recent testing illustrate that 88% of the renewal contracts renew at contractually agreed upon prices. Therefore, the Company believes that the renewal pricing stated in the contract represents a valid, relevant and reliable data point when estimating the SSP for renewable offerings. As a result, the substantive renewal rate, at the contract level, provides observable data when estimating the SSP of the initial term of the renewable offering at the customer contract level (if and as long the renewal rate is at or above the “cost plus minimum margin rate”).

The Company has processes and controls in place over the SSP determination for its renewable offerings and monitors changes thereto, including periodic testing of contract-specific renewal rates to substantiate that pricing is not highly variable at the contract level. The Company also performs analysis on whether it is possible to establish an observable SSP within a narrow range.

The Company has revised its disclosure on F-15 to state “For renewable offerings with highly variable pricing across customers …” to further clarify that the variability only exists when considered across customers.

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We thank the Staff in advance for its consideration of these responses and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the above matters, please do not hesitate to contact me at (212) 848-8414.

Very truly yours,

/s/ Lona Nallengara
Lona Nallengara
cc:       Zig Serafin, Chief Executive Officer, Qualtrics International Inc.
Blake Tierney, General Counsel, Qualtrics International Inc.
Mary Beth Hanss, Senior Vice-President and General Counsel, SAP America, Inc.
Daniel Mitz, Shearman & Sterling LLP
Richard Alsop, Shearman & Sterling LLP
Kristina Trauger, Shearman & Sterling LLP
Anthony J. McCusker, Goodwin Procter LLP
Bradley C. Weber, Goodwin Procter LLP
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